Filed by: Tangram Enterprise Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed

Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Tangram Enterprise Solutions, Inc.

Commission File No.: 0-15454

MEDIA CONTACT:	INVESTOR CONTACT:
Sherry Kappel	Norm Phelps
Marketing Communications Manager	President and CEO
(919) 653-1315	(919) 653-6000
sherryk@tangram.com	phelps@tangram.com

Tangram Enterprise Solutions to be Acquired by Opsware

Cary, NC—December 4, 2003 – Tangram Enterprise Solutions, Inc. (OTCBB: TESI.OB), a leading supplier of IT asset management software, has signed a definitive agreement to be acquired by Opsware Inc. (NASDAQ: OPSW). Opsware, based in Santa Clara, California, is the leading provider of data center automation software. The transaction will be an all stock transaction valued at $10 million (subject to certain adjustments), and represents approximately $.20 per share of Tangram common stock based on the closing price of Opsware common stock on December 3, 2003. In the transaction, Opsware will acquire all of Tangram’s outstanding debt and shares of convertible preferred stock and common stock.

Tangram provides IT asset management software to 25% of the Fortune 100 companies in the U.S., as well as several major international customers. Tangram also recently released its OverSight™ product, with patent-pending Crosshair™ technology that provides a powerful tool for IT security.

“Tangram is fortunate to have a great family of customers,” said Norm Phelps, President and CEO of Tangram. “Increasingly, however, our customers and prospects have asked for broader solutions from Tangram to enable them to address other IT automation issues utilizing the same trusted supplier of their asset management solution. The acquisition by Opsware will give our customers and prospects exactly what they have been seeking. Coupling Tangram’s best-of-breed asset management tools with Opsware’s best-of-breed IT automation tools will create a solution unparalleled in the market.”

“The acquisition of Tangram expands the Opsware customer base by more than 200 customers, solidifying our lead in IT automation,” said Ben Horowitz, President and CEO of Opsware Inc. “Integrated with Opsware’s software, the Tangram products allow us to offer unprecedented visibility into assets under management and increased system and application security. In addition, integration of the Opsware and Tangram products extends our existing Opsware automation software to desktops and other IT infrastructure.”

The transaction is expected to close in February 2004, and is subject to customary closing conditions and regulatory review.

About Opsware Inc (NASDAQ: OPSW)

Opsware Inc., formerly Loudcloud, is the leading provider of data center automation software, offering a complete solution for enterprises, government agencies, and service providers looking to reduce costs and increase IT efficiencies. The Opsware System uniquely combines process automation with built-in operations knowledge on numerous technologies. Opsware was the foundation of Loudcloud’s software-powered managed services business and has been proven to lower costs, accelerate change, and increase service quality. For more information on Opsware Inc., please visit www.opsware.com.

About Tangram Enterprise Solutions, Inc. (OTCBB: TESI.OB)

Tangram Enterprise Solutions, Inc., is the leading provider of cohesive, automated IT asset management software solutions and services for large and midsize organizations across all industries, in both domestic and international markets. Tangram’s core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, tailored solutions that support evolving customer needs, and leading-edge technical position. Today, Tangram’s solutions manage more than two million workstations, servers, and other related assets. Tangram is a majority owned subsidiary of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), an operating company that creates long-term value by taking controlling interest in and developing its companies through superior operations and management. Safeguard operates businesses that provide business decision and life science software-based product and service solutions. To learn more about Tangram, visit www.tangram.com or call 1-800-4TANGRAM.

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This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, the effect of the transaction on our current customer base, the successful integration of the Tangram and Opsware technologies, the expanded customer base provided by this transaction, the timing of the consummation of the transaction, the amount and type of consideration to be received by Tangram shareholders, and future operating results. While these forward-looking statements represent our judgments and future expectations concerning the timing and benefits of the acquisition, a number of risks, uncertainties, and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the failure of the Tangram shareholders to approve the transaction; the reaction of the public markets to the transaction; the risk that Tangram’s business and technologies will not be successfully integrated with and into Opsware; the costs related to the transaction; the risk that anticipated benefits will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the Securities and Exchange Commission. Neither Tangram nor Opsware is under any obligation (and each expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

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This communication may be deemed to be solicitation material in respect of the proposed acquisition of Tangram by Opsware, pursuant to an Agreement and Plan of Reorganization, dated as of December 4, 2003, by and among Opsware, Tangram, and TES Acquisition Corp. Tangram and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Reorganization.

Information concerning any direct or indirect interest in the proposed merger of Tangram’s directors and executive officers, including their beneficial ownership of Tangram common stock, may be found in Tangram’s proxy statement filed with the SEC under Schedule 14A on November 18, 2003 and in the proxy statement/prospectus to be filed by

Tangram and Opsware in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC’s web site (http://www.sec.gov) or by contacting Tangram at (919) 653-6000.

A registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tangram and Opsware. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Tangram and Opsware at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tangram or from Opsware by directing such request to Norm Phelps, Tangram Enterprise Solutions, Inc., nphelps@tangram.com, (919) 653-6000; or to Ken Tinsley, Opsware, Inc., ktinsley@opsware.com, (408) 212-5241. The definitive registration statement and proxy/prospectus should be read carefully before making a decision concerning the transaction. Investors and security holders are urged to read Opsware’s registration statement on Form S-4 and the proxy statement/prospectus and any other relevant documents relating to the transaction when they become available, because they will contain important information.